Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: January 2004

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                  Form 40-F
                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                            No   X
                      -----                          ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A



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                                  Exhibit Index

1. German Press Release issued January 28, 2004 regarding placement of corporate bond.

                                    EXHIBIT 1

SGL Carbon Corporate Bond Successfully Placed

WIESBADEN, January 28, 2004. SGL Carbon has announced the pricing of a (euro)270 million corporate bond to be issued via its wholly owned subsidiary SGL Carbon Luxemburg S.A. Because the net proceeds from the capital increase were higher than expected, the size of the bond issue could be reduced to (euro)270 million. The bond will be solely denominated in Euros due to the high demand. The notes will mature in February 2012, and will bear interest at a rate of 8.50%.

The bond is part of a comprehensive financing package approved by the Executive Committee and the Supervisory Board which was published on December 5, 2003. The refinancing is intended to strengthen the company's equity base and provide for its financing in the long term. In addition to the bond, the financing package consists of a capital increase of approximately (euro)245 million and a new syndicated loan facility of approximately (euro)330 million.

The capital increase was approved by a substantial majority of shareholders at an Extraordinary General Meeting on January 15, 2004. The capital increase will raise net proceeds of approximately (euro)245 million instead of the initially scheduled (euro)200 million. The subscription period for the 2-for-3 capital increase ends on February 5, 2004. The comprehensive financing package is anticipated to be completed by early February 2004.


Information and explanations from the issuers for this press release:

No distribution in the U.S.A., Canada, Japan and Australia:
This press release and the information contained herein is not being distributed, and is not for distribution, in the United States of America, to U.S. persons (including legal entities), or to publications with a general circulation in the United States, Canada, Japan and Australia.

No offer:
This announcement does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein. Securities may not be offered or sold in the United States absent registration or an exemption from registration; any public offering of securities in the United States must be made by means of a prospectus that may be obtained from the issuer and that contains detailed information about the company and management as well as financial statements. The securities of SGL Carbon described herein have not been and will not be registered under the U.S. securities laws. The rights will not be available to U.S. persons, and the offering will not be directed at those persons.

Forward-looking statements:
This press release contains forward-looking statements. These statements reflect the current belief of SGL Carbon's management as well as assumptions made by, and information available to, the SGL Group. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual future results and developments could differ materially from those set forth in these statements due to various factors. These factors include, among others, changes in the general economic and competitive situation, particularly in SGL Carbon's businesses and markets; changes resulting from acquisitions and the subsequent integration of companies; and changes resulting from restructuring measures. In addition, future results and developments could be affected by the performance of financial markets, fluctuations in exchange rates and changes in national and supranational law, particularly with regard to tax regulations. The company assumes no obligation to update future statements.


For further information, please contact:
Corporate Communications / Media Relations / Stefan Wortmann
Tel.: +49 (0) 611 60 29 105 / Fax: +49 (0) 611 60 29 101 /
Mobile: +49 (0) 170 540 2667
e-mail: stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de

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                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               SGL CARBON Aktiengesellschaft



Date: January 28, 2004         By:  /s/ Robert J. Kohler
                                    ------------------------------
                                    Name:    Robert J. Koehler
                                    Title:   Chairman of the Board of Management


                                    By:      /s/ Dr. Bruno Toniolo
                                             -----------------------------
                                    Name:    Dr. Bruno Toniolo
                                    Title:   Member of the Board of Management